Raiffeisen INTERNATIONAL
Member of RZB Group

RECEIVED

2007 JUL 17 P 1:52

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

07025304

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

13th July 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 6th July 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Philipp Walter
Investor Relations

dlw 7/18

IR-Release, 11.07.2007

Optimization of Participation Structure

In the process of optimizing RZB's participation structure for commercial and tax law purposes, RZB AG's (70%) shareholding in Raiffeisen International Bank-Holding AG (RI) is being put completely into a holding structure, which is owned 100% by RZB AG. RZB's indirect participation will, therefore, remain the same. Consequently, no material changes will result for RI and the economic ownership structure will remain unchanged.

The selected structure is usual in Austrian consolidated groups and is also used between RZB and its shareholders.

END